FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 Santiago, December 18, 2009
Ger. Gen N° 233

Mr.
Guillermo Larraín R.
Superintendent of Securities and Insurance
Alameda Bernardo O’Higgins N° 1449
Santiago

MATERIAL INFORMATION

Dear Sir:

In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rules N°30 of the Superintendency of Securities and Insurance, and in the use of the faculties conferred upon me, I inform as Material Information that the board of Enersis S.A. at its meeting held yesterday, has adopted unanimously the following provisional policy with respect to habitual transactions related to the ordinary course of business, that allows the transactions with related parties without complying with the requirements and procedures set out in Nos. 1 to 7 of article 147 of Law 18,046 to be effective from January 1, 2010.

1. Habitual transactions are financial transactions between related parties and which are classified as trading current accounts and/or structured financial loans, carried out for the optimization of the cash management of the companies.

2. Considered as habitual are those transactions of a financial nature or financial intermediation made by the Company with related parties, related with banking companies and their subsidiaries, such as fixed or variable income financial investments, currency trading, financial derivatives, swaps, agreements, time deposits, overdraft lines, loans against promissory notes, letters of credit, performance bonds, stand-by letters of credit, forward contracts, rate protection, options and futures, related operations in current accounts from the Company or other common financial Enersis S.A.’s Treasury operation.

3. Considered as habitual are those transaction between related parties that are related to systems, infrastructure, data center, software, hardware and in general data administration services.

4. Related parties operations referred to financial administration, administrative services or similar, related to accounting, financial reports, fixed assets, buying and selling books, treasury and banks, taxation advice, insurances, supply, comptroller and internal auditors.

Sincerely,

Ignacio Antoñanzas Alvear
Chief Executive Officer

c.c.:	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago– Bond Holders Representative
Depósito Central de Valores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: December 21, 2009